MEMORANDUM
TO:	Sally Samuel U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	July 21, 2014
SUBJECT:	Response to Follow-up Comment regarding the initial registration statement on Form N-14 for JNL Series Trust (“Trust”) File No: 333-196732

This memorandum provides a summary of Securities and Exchange Commission (“SEC”) staff follow-up comment provided by telephone on July 21, 2014 from SEC staff reviewer Sally Samuel to Kelly Crosser of Jackson National Asset Management (“JNAM”) regarding the above-referenced Registration Statement filed with the SEC on June 13, 2014. The follow-up comment addresses the Trust’s responses to SEC staff comments previously filed on July 18, 2014 (“Response Letter”).  References to comment numbers correspond with the comments addressed in the Response Letter.

The follow-up comment is repeated below in italics, with the response immediately following. We have also included revised pages from the Registration Statement for your information.

1.
The SEC staff disagrees with the Trust’s response to Comment 1 regarding the no-action letter provided to Janus Aspen Series (Janus Aspen Series, SEC Staff No-Action Letter Apr. 10, 2008) (the “Janus Letter”).  The SEC staff notes that the relief granted in the Janus Letter was based upon the factual representations in the incoming letter and, in order to rely upon the Letter, the SEC staff contends that JNAM should bear all costs of the reorganization.  The SEC staff advised the Trust that it could proceed as planned at “its own risk and peril.”

RESPONSE:  We adamantly disagree with the SEC staff’s position that the investment adviser to the Trust, JNAM, must assume all of the costs of the reorganization to meet the conditions of the Janus Letter.  We do not believe that the SEC staff’s position is required under the federal securities laws.  JNAM takes note, however, of the SEC staff’s statement that if JNAM does not assume all of the costs of the reorganization it proceeds “at its own risk and peril.”  As a result of the SEC staff’s strongly worded objection, and in light of the time sensitivities in effecting the reorganization, JNAM will assume all of the costs of the reorganization, including the legal costs associated with the preparation of the tax opinion.
We hope to revisit this matter with you and other appropriate members of the SEC staff promptly so as to resolve this disagreement.
If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

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